                                 interim report




                              [GRAPHIC - BUILDING]

                       10 Toronto Street, Toronto, Canada




                          6 MONTHS ENDED JUNE 30, 2003

                                 HOLLINGER INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Six months ended June 30                                 2003            2002
------------------------------------------------------------------------------
                                                                    (restated)
                                                         (millions of dollars)
Total sales revenue                                    $783.9           $812.8
------------------------------------------------------------------------------
Net earnings (loss)                                    $ 32.7           $(19.7)
------------------------------------------------------------------------------
                                                               (dollars)
------------------------------------------------------------------------------
Net earnings (loss) per retractable
   common share                                        $ 1.00           $(0.62)

Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "International", Hollinger Canadian Newspapers, Limited Partnership is referred to as "Hollinger L.P." and "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

References to "dollars" and "$" are to Canadian dollars, "US$" are to United States dollars and "pounds sterling" and "(pound)" are to lawful currency of the United Kingdom.

"Operating income" means sales revenue less cost of sales and expenses and depreciation and amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited consolidated financial statements, accompanying notes and other financial information included in the Annual Consolidated Financial Statements for the years ended December 31, 2002 and 2001.

All statements included or incorporated by reference in this Interim Report, other than statements or characterizations of historical fact, are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning future revenues, operating expenses, capital requirements, growth rates, cash flows, operational performance, sources and uses of funds and acquisitions, accounting estimates, assumptions and judgments, the competitive nature of and anticipated growth in markets, the need for additional capital, changes in the competitive climate in which the Company and its subsidiaries operate, and the emergence of future opportunities and other factors. These forward-looking statements are based on current expectations, estimates and projections about the industry, management's beliefs, and certain assumptions made by the Company. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date of this Report and are based upon the information available to the Company at this time. Such information is subject to change, and the Company will not necessarily inform the public of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. The Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

OUTLOOK

THE COMPANY

Hollinger Inc. (or "the Company") is an international holding company and its assets consist primarily of investments in subsidiaries and affiliated companies, principally the investment in Hollinger International Inc. ("International"). As at June 30, 2003, Hollinger Inc. owned directly and indirectly 11,256,538 shares of Class A common stock and 14,990,000 shares of Class B common stock of International, which represented 30.3% of the equity and 72.8% of the voting interests. International's Class A common stock is listed on the New York Stock Exchange. All of the Company's operating subsidiaries are owned through International. Significant obligations of the Company as of June 30, 2003 included 11 7/8% Senior Secured Notes due 2011 ("Senior Secured Notes") and Series II and Series III preference shares, which are retractable by the holder. 504468 NB Inc. ("NBI"), a wholly owned subsidiary of the Company, has subordinated debt due to International. On a non-consolidated basis, Hollinger Inc.'s income consists mainly of dividends from subsidiaries, principally International, and its operating costs include public company costs (mainly legal and professional fees, directors' fees and transfer agent fees), interest on its Senior Secured Notes and dividends paid on its Series II and Series III preference shares.

On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its costs, including interest and dividends paid on its preference shares, and such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of Ravelston Management Inc. ("RMI"), a wholly owned subsidiary of The Ravelston Corporation Limited ("RCL"), Hollinger Inc.'s ultimate parent company, to fund such shortfalls and, therefore, pay its liabilities as they fall due. On March 10, 2003, concurrent with the issue by the Company of Senior Secured Notes, RMI entered into a support agreement with the Company, under which RMI has agreed to make annual support payments in cash to the Company by way of capital contributions (without the issuance of additional shares of the Company) or subordinated debt. The annual support payments will generally be equal to the greater of (a) the Company's negative net cash flow for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, or (b) US$14.0 million per year, subject to certain adjustments. Pursuant to this arrangement, RMI has made payments to the Company in respect of the period from March 10 to June 30, 2003 in the amount of US$6.2 million.

RMI currently derives all of its income and operating cash flow from the fees paid pursuant to services agreements with International and its subsidiaries. RMI's ability to provide the required financial support under the support agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those services agreements. The services agreements may be terminated by either party by giving 180 days notice. The fees in respect of the services agreements are negotiated annually with and approved by the audit committee of International. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately US$22.0 million to US$24.0 million and were approved in February 2003. The fees in respect of the periods after December 31, 2003 have not yet been negotiated or approved.

As described more fully below in "Hollinger International Inc. - Recent Developments", a shareholder of International has requested that the Board of Directors of International (the "Board") investigate and, if determined to be advisable, take corrective action in respect of certain matters, including the payment of fees by International pursuant to management services agreements with RMI. Although the Board of International has established a special committee of the Board of Directors to conduct an independent review and investigation of the matters, the timing and outcome of the process and the impact on the Company and RMI is uncertain at this time. Under the terms of the Senior Secured Notes, if in any quarterly period after April 1, 2003, the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by International on its shares held by the Company and NBI, the Company would be in default under its Senior Secured Notes and they could become due and payable immediately.

Based on the Company's current investment in International and the current quarterly dividend paid by International of US$0.05 per share: (i) the minimum support payment required to be made by RMI to avoid a default under the terms of the Senior Secured Notes is approximately US$14.0 million annually and (ii) the Company estimates the support payment required by RMI to fund its negative net cash flow will approximate US$20.0 million for the twelve months ending June 30, 2004. This amount assumes payment by the Company of preference share dividends of approximately US$5.0 million which have yet to be considered by the Board of Directors and which depend on the Company having the ability under corporate law to pay such dividends. The Company's ongoing liquidity on a non-consolidated basis continues to depend to a large degree on support payments from RMI which in turn depends on fees received pursuant to its services agreements with International. If the Company does not receive support payments of a least US$15.0 million for the twelve months ending June 30, 2004, based on the above assumptions, then it will be required to dispose of assets or seek financing in order to meet its non-consolidated obligations as they fall due.

The Company is contemplating a variety of initiatives to address the potential matters referred to above, however at this time there can be no certainty that such initiatives will be completed.

In addition, the Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. There is uncertainty regarding the Company's ability to complete future retractions of preference shares and retractable common shares and the payment of future preference share dividends. These matters are more fully discussed under "Liquidity and Capital Resources".

HOLLINGER INTERNATIONAL INC.

All of the Company's significant operations are owned through the investment in International. International has recently issued guidance in respect of its operating income for the year ending December 31, 2003. International's operating income is expected to be affected by non-recurring items, particularly the costs associated with the review now being conducted by the special committee of the Board of Directors of International and undertaken in response to the concerns of a shareholder of International. A thorough and independent inquiry into the matters raised leading up to the announcement of the formation of the special committee on June 17, 2003, will produce higher legal costs and insurance premiums than could have been foreseen when International's original forecast was made. The present impact on 2003 of these costs is in the range of US$6.0 million to US$8.0 million. The new forecast also reflects continued softness in the U.K. newspaper advertising market, which has persisted longer than was generally expected. Please refer to the Form 10-Q filed by International with the U.S. Securities and Exchange Commission (the "SEC") on August 18, 2003.

HOLLINGER INTERNATIONAL INC.- RECENT DEVELOPMENTS

On May 19, 2003, a shareholder of International filed a Schedule 13D with the SEC and, amongst other things, served a demand letter on the Board of International requesting that the Board investigate and, if determined to be advisable, take corrective action in respect of payments made to senior executives of International and to RCL in respect of non-competition agreements as previously disclosed in International's and the Company's financial statements. On June 11, 2003, the same shareholder filed an Amendment to the
Schedule 13D with the SEC reiterating the earlier demands as well as requesting that the Board investigate and, if determined to be advisable, take corrective action in respect of (i) an asset sale by International to an entity affiliated with certain officers and directors of International, and (ii) the payment of fees by International pursuant to various affiliated management services agreements including fees paid to RMI. On June 17, 2003, in response to these requests, the Board established a special committee to conduct an independent review and investigation of those concerns. The special committee's review and investigation are continuing. The timing and outcome of this process is uncertain. The potential impact of the demand letters and special committee process on the financial statements of International and the Company and on RCL and RMI can not now be precisely calculated but the costs of the process are estimated at between US$6.0 million and US$8.0 million of increased expenses in the current year. Increased expenses related to higher director and officer insurance premiums, legal costs and other costs incurred in connection with the special committee's review and investigation will be reflected in the third and subsequent quarters.

On May 22, 2003, International and the Company announced that they had reached an agreement in principle whereby the Company would sell some of its holding of International's Class A shares to Southeastern Asset Management Inc. ("Southeastern"), and would seek certain phased changes in voting rights of International's Class B shares over five years. There were also, prior and subsequent to May 22, 2003, tentative agreements on the optimal scale of management fees, Southeastern nominations to International's Board of Directors, and on certain other matters, including possible consideration to the Company for varying the super-voting rights that attach to International's Class B shares. These discussions have evolved substantially but in a manner generally consistent with what was announced May 22, 2003. As a result of publicity accorded these discussions and International's affairs generally, other entities have initiated conversations on matters related to the subjects of the Southeastern discussions. All of these conversations are in progress, but it is impossible at this time to foretell whether they will reach an executable agreement, or what the nature of such an agreement might be.

CONSOLIDATED RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO 2002

NET EARNINGS (LOSS)

Net earnings for the quarter ended June 30, 2003 amounted to $9.8 million or earnings of $0.29 per retractable common share compared to a net loss of $18.5 million or a loss of $0.58 per retractable common share in 2002. Net earnings for the six months ended June 30, 2003 amounted to $32.7 million or earnings of $1.00 per retractable common share compared to a net loss of $19.7 million or a loss of $0.62 per retractable common share in 2002. The results of both years have been significantly impacted by foreign currency gains and losses and unusual items each of which are discussed below.

SALES REVENUE

Sales revenue in the second quarter of 2003 was $379.9 million compared with $403.7 million in 2002, a decrease of $23.8 million or 5.9%. In Canadian dollars, sales revenue at the Chicago Group decreased $14.4 million and at the U.K. Newspaper Group decreased $9.0 million. An increase in sales revenue at the Chicago Group, in local currency, quarter over quarter of approximately US$2.5 million or 2.2% was more than offset by the weakening of the U.S. dollar compared to the Canadian dollar. Sales revenue at the U.K. Newspaper Group, in local currency, decreased quarter over quarter by approximately (pound)3.9 million or 4.6%. Sales revenue for the six months ended June 30, 2003 was $783.9 million compared with $812.8 million in 2002, a decrease of $28.9 million or 3.6%. In Canadian dollars sales revenue at the Chicago Group decreased $21.4 million and at the U.K. Newspaper Group decreased $7.1 million. An increase in sales revenue at the Chicago Group, in local currency, year over year of approximately US$3.8 million or 1.7% was more than offset by the weakening of the U.S. dollar compared to the Canadian dollar. Sales revenue at the U.K. Newspaper Group, in local currency, decreased year over year by approximately (pound)8.2 million or 4.6%. This decrease in sales revenue was partly offset by the strengthening of the pound sterling compared with the Canadian dollar on average, primarily in the first quarter of 2003 compared with the first quarter of 2002.

COST OF SALES AND EXPENSES

Cost of sales and expenses in the second quarter of 2003 were $336.6 million compared with $356.9 million in 2002, a decrease of $20.3 million which was primarily at the Chicago Group. This decrease resulted from a reduction of cost of sales and expenses in local currency of approximately US$3.7 million or 3.9% and the impact of the weakening of the U.S. dollar compared to the Canadian dollar. Cost of sales and expenses for the six months ended June 30, 2003 were $700.9 million compared with $716.2 million in 2002, a decrease of $15.3 million or 2.1%. In Canadian dollars, cost of sales and expenses at the Chicago Group decreased $27.5 million and at the U.K. Newspaper Group increased $10.3 million. The decrease at the Chicago Group resulted from a reduction of cost of sales and expenses in local currency of approximately US$3.4 million or 1.8% and the impact of the weakening of the U.S. dollar compared to the Canadian dollar. The increase in cost of sales and expenses at the U.K. Newspaper Group, in local currency, of (pound)0.4 million or 0.3% has been further increased by the strengthening of the pound sterling compared to the Canadian dollar.

INVESTMENT AND OTHER INCOME

Investment and other income in the second quarter of 2003 amounted to $7.2 million compared with $6.0 million in 2002, an increase of $1.2 million. In the six months ended June 30, 2003, investment and other income amounted to $13.6 million compared with $15.7 million in 2002, a decrease of $2.1 million. The year to date decrease results primarily from lower interest income at International in the first quarter of 2003 due to lower average cash balances on hand in the first quarter of 2003 compared with 2002.

INTEREST EXPENSE

Interest expense in the second quarter of 2003 amounted to $17.7 million compared with $27.0 million in 2002, a decrease of $9.3 million. In the six months ended June 30, 2003, interest expense amounted to $46.0 million compared with $62.6 million in 2002, a decrease of $16.6 million. The decreases are primarily the result of lower average interest rates on long-term debt at International in the second quarter and the six months ended June 30, 2003. The contractual rates of interest on long-term debt at International were reduced through the use of a fixed to floating interest rate swap on US$250.0 million of

Hollinger International Publishing Inc.'s ("Publishing") 9% Senior Notes due to 2010 ("Senior Notes") in part offset by a cross-currency floating to fixed rate swap on Publishing's Senior Credit Facility. Interest costs were further reduced as a result of marking to market the value of the fixed to floating interest rate swap.

The decreases at International were partly reduced by increased interest expense at the Company in both the quarter and year to date as a result of both a higher average debt level than in 2002 and a higher fixed interest rate. In March 2003, the Company issued US$120.0 million of 11 7/8% Senior Secured Notes, the proceeds of which were used to repay bank indebtedness, to repay amounts due to RCL, to advance a subordinated loan to RCL and for general corporate purposes.

NET FOREIGN CURRENCY GAINS

Net foreign currency gains were $57.3 million in the second quarter of 2003 compared to $7.5 million in 2002. Net foreign currency gains in the six months ended June 30, 2003 were $126.9 million compared to losses of $5.0 million in 2002.

Net foreign currency gains in 2003 included a net gain on International's Participation Trust obligation, losses on the marking to market of International's cross currency swaps and gains on the marking to market of the Company's U.S. dollar Senior Secured Note obligation. Net foreign currency losses the six months ended June 30, 2002, included a loss on the International Participation Trust obligation.

UNUSUAL ITEMS

Unusual items, net, in the second quarter of 2003 resulted in a loss of $2.9 million compared with a loss of $1.5 million in 2002. Unusual items in the second quarter of 2003 included a $7.6 million unrealized loss on the marking to market of the Company's Series II preference shares partly offset by gains on sales of investments. In the second quarter of 2002, unusual items included $1.1 million of additional costs of retiring a portion of International's long-term debt, a $3.1 million gain on the dilution of the investment in International and $2.5 million of costs to buyout a leasehold interest. Unusual items, net in the six months ended June 30, 2003 resulted in a loss of $37.2 million compared to a loss of $41.4 million in 2002. Unusual items in 2003 included the $57.4 million write-off of the premium and unamortized deferred finance costs related to the January 2003 retirement of Senior Subordinated Notes of Publishing, partly reduced by a $12.4 million net gain on the marking to market of the Series II preference shares and a $4.5 million gain on the sale and dilution of the Company's investment in International. As at December 31, 2002, the Company had $12.0 million of cumulative deferred unrealized gains on the Series II preference shares which had previously been deferred as the shares were designated as a hedge of the Company's investment in shares of International Class A common stock and which the Company intended to deliver to complete future Series II preference share retractions. Due to the March 2003 sale of shares of International Class A common stock in settlement of amounts owing to International and the pledging of International shares under the Trust Indenture for the Company's Senior Secured Notes, the Series II preference shares are no longer a hedge and previously deferred gains and gains or losses arising in the quarter, have been recognized in income. Unusual items in the six months to June 30, 2002 included the write-off of the premium and unamortized deferred finance costs related to the March 2002 retirement of Publishing's Senior Notes due 2005 in the amount of $56.3 million, partly offset by an $18.8 million gain on the sale of and dilution of the Company's investment in International.

INCOME TAX EXPENSE OR RECOVERY

In the second quarter of 2003, income tax expense was $31.6 million computed on earnings before income taxes and minority interest of $66.0 million. In the six months ended June 30, 2003, income tax expense was $35.4 million computed on earnings before income taxes and minority interest of $96.9 million. The tax provision is lower than expected primarily as a result of non-taxable unrealized gains on the Series II preference shares recognized in the first quarter of 2003. In the six months ended June 30, 2002, the loss before income taxes and minority interest of $41.3 million was net of a non-taxable gain on the dilution of the Company's investment in International and the tax recovery of $13.8 million was net of an income tax expense related to an adjustment of intercompany interest.

MINORITY INTEREST

Minority interest for the second quarter of 2003 amounted to $24.6 million compared to $7.8 million in 2002. In the six months ended June 30, 2003 minority interest amounted to $28.8 million compared with a recovery of $7.7 million in 2002. Minority interest primarily represents the minority share of the net earnings of International and the net earnings of Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P."). The minority interest recovery in the six months ended June 30, 2002 primarily results from the minority interest in International's net loss.

RESULTS OF OPERATIONS BY SEGMENT FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO 2002

CHICAGO GROUP

Sales revenue in the second quarter of 2003 was $161.9 million compared with $176.3 million in 2002, a decrease of $14.4 million or 8.2%. Sales revenue for the six months ended June 30, 2003 was $321.9 million compared with $343.3 million in 2002, a decrease of $21.4 million or 6.2%. The decreases result entirely from a weaker U.S. dollar compared to the Canadian dollar on average in both the second quarter and year to date 2003 compared with 2002. In U.S. dollars, sales revenue was US$116.0 million in the second quarter of 2003 compared with US$113.5 million in 2002, an increase of US$2.5 million or 2.2%. In the six months ended June 30, 2003,in U.S. dollars, sales revenue was US$222.0 million compared with US$218.2 million in 2002, an increase of US$3.8 million or 1.7%.

Advertising revenue in the second quarter of 2003 was US$91.0 million compared with US$87.9 million in 2002, an increase of US$3.1 million or 3.5%. In the six months ended June 30, 2003, in U.S. dollars, advertising revenue was US$172.2 million compared with US$167.3 million in 2002, an increase of US$4.9 million or 2.9%. Retail advertising increased over 2002 in both the second quarter and year to date and national advertising increased in the second quarter.

Circulation revenue in the second quarter of 2003 was US$21.8 million compared with US$22.9 million in 2002, a decrease of US$1.1 million or 4.8%. In the six months ended June 30, 2003, in U.S. dollars, circulation revenue was US$43.8 million compared with US$45.7 million in 2002, a decrease of US$1.9 million or 4.2%. The decrease in circulation revenue continues to be attributable to price discounting, particularly in the home delivery market. Although home delivery circulation has increased, single copy sales have declined from the prior year in large part as a consequence of free circulation papers offered by the Chicago Group and its primary competitor.

Cost of sales and expenses in the second quarter of 2003 were $127.1 million compared with $145.9 million in 2002, a decrease of $18.8 million or 12.9%. Cost of sales and expenses in the six months ended June 30, 2003 were $268.3 million compared with $295.8 million in 2002, a decrease of $27.5 million or 9.3%. The decreases primarily result from a weaker U.S. dollar compared to the Canadian dollar on average in both the second quarter and year to date 2003 compared with 2002. In U.S. dollars, cost of sales and expenses in the second quarter of 2003 were US$90.2 million compared with US$93.9 million in 2002, a decrease of US$3.7 million or 3.9% and in the six months ended June 30, 2003 were US$184.5 million compared with US$187.9 million in 2002, a decrease of US$3.4 million or 1.8%.

Newsprint expense in the second quarter was US$13.3 million compared with US$15.5 million in 2002, a decrease of US$2.2 million or 14.2%. Total newsprint consumption in the quarter increased approximately 5.0% compared with the second quarter 2002, but the average cost per tonne of newsprint in the second quarter of 2003 was approximately 5.0% lower than in the second quarter of 2002. Newsprint expense in the six months ended June 30, 2003 was US$29.6 million compared with US$32.3 million in 2002, a decrease of US$2.7 million. Reflected in newsprint cost is a book to physical inventory adjustment and a favourable recovery of an inventory provision for unusable newsprint which reduced newsprint expense for each of the three and six months ended June 30, 2003 by US$2.2 million.

Compensation costs in second quarter 2003 were US$42.0 million and in the six months ended June 30, 2003 were US$85.3 million compared with US$42.6 million and US$85.7 million in 2002, decreases of US$0.6 million and US$0.4 million, respectively. Modest declines in wages and salaries were partially offset by increased employee benefit costs for the three and six months ended June 30, 2003.

Other operating costs in second quarter 2003 were US$35.6 million and in the six months ended June 30, 2003 were US$69.5 million compared with US$35.7 million and US$69.9 million in 2002, decreases of US$0.1 million or 0.3% and US$0.4 million or 0.6%, respectively. The decreases in other operating costs resulted from general cost reductions across all areas.

Depreciation and amortization in the second quarter 2003 was US$6.6 million and in the six months ended June 30, 2003 was US$13.3 million compared with US$6.2 million and US$12.4 million in 2002, increases of US$0.4 million and US$0.9 million, respectively.

Operating income in the second quarter of 2003 was $25.5 million compared with $20.7 million in 2002, an increase of $4.8 million or 23.2%. Operating income in the six months ended June 30, 2003 was $34.3 million compared with $28.0 million in 2002, an increase of $6.3 million or 22.5%. The increased operating income results from improvements in local currency operating income offset in part by the impact of a weaker U.S. dollar compared to the Canadian dollar on average in both the second quarter and year to date 2003 compared with 2002. In local currency, operating income in the second quarter 2003 was US$18.4 million and in the six months ended June 30, 2003 was US$24.2 million compared with US$13.4 million and US$17.9 million in 2002, increases of US$5.0 million and US$6.3 million, respectively. The increases result primarily from higher revenues combined with lower newsprint, compensation and other operating costs.

U.K. NEWSPAPER GROUP

In the second quarter of 2003, sales revenue for the U.K. Newspaper Group was $183.1 million compared with $192.1 million in 2002, a decrease of $9.0 million or 4.7%. Sales revenue for the six months ended June 30, 2003 was $397.3 million compared with $404.4 million in 2002, a decrease of $7.1 million or 1.8%. In pounds sterling, sales revenue was (pound)81.0 million in the second quarter of 2003 compared with (pound)84.9 million in 2002, a decrease of (pound)3.9 million or 4.6% and in the six months ended June 30, 2003 sales revenue was (pound)169.8 million compared with (pound)178.0 million in 2002, a decrease of (pound)8.2 million or 4.6%. The year to date decrease in sales revenue in local currency was in part offset by the strengthening of the pound sterling compared with the Canadian dollar particularly in the first quarter of 2003 compared with the first quarter of 2002.

Advertising revenue, in local currency, was (pound)46.5 million in the second quarter of 2003 compared with (pound)52.7 million in 2002, a decrease of (pound)6.2 million or 11.8%. In the six months ended June 30, 2003, advertising revenue, in local currency, was (pound)101.7 million compared with (pound)111.5 million in 2002, a decrease of (pound)9.8 million or 8.8%. Recruitment advertising revenue decreased by 28.9% and display advertising revenue decreased 10.0% in the second quarter year over year due to the continuing advertising recession in the U.K.

Circulation revenue, in local currency, was (pound)25.8 million in the second quarter of 2003 compared with (pound)21.4 million in 2002, an increase of (pound)4.4 million or 20.6%. For the six months ended June 30, 2003, circulation revenue in local currency, was (pound)50.9 million compared with (pound)45.2 million in 2002, an increase of (pound)5.7 million or 12.6%. Circulation volume has declined during 2003 from that in the prior year period as a result of management's decision to reduce both bulk and foreign print sales and to reinvest the significant associated costs in developing and marketing the newspapers. In spite of the planned reductions in circulation, The Daily Telegraph had an average daily circulation of 915,000 in June. The declines were compensated for by the impact of a price increase implemented in September of 2002 and, as price increases are only implemented as existing voucher programs expire, the continuing impact of a September 2001 price increase. In addition, circulation revenue in the second quarter of 2002 was reduced by a (pound)2.2 million provision following a revised estimate of expected redemption rates for vouchers issued principally prior to second quarter 2002 to attract new sales.

Cost of sales and expenses in the second quarter 2003 were $163.3 million compared with $167.5 million in 2002, a decrease of $4.2 million. In the six months ended June 30, 2002 cost of sales and expenses were $344.2 million compared with $333.9 million in 2002, an increase of $10.3 million. In local currency, cost of sales and expenses in the second quarter of 2003 were (pound)72.2 million compared to (pound)73.6 million in 2002, a decrease of (pound)1.4 million or 1.9%. For the six months ended June 30, 2003, cost of sales and expenses were (pound)147.0 million compared with (pound)146.6 million in 2002, an increase of (pound)0.4 million or 0.3%.

Newsprint costs for the second quarter of 2003, in local currency, were (pound)11.2 million compared with (pound)13.5 million in 2002, a decrease of (pound)2.3 million or 17.0%. In the six months ended June 30, 2003, newsprint costs, in local currency, were (pound)23.6 million compared with (pound)27.7 million in 2002, a decrease of (pound)4.1 million or 14.8%. The decrease in the six months results from a 7.8% reduction in consumption, due to lower pagination as a result of lower advertising revenue and the reduction of bulk and foreign production, and a 7.7% reduction in the average price per tonne of newsprint.

Compensation costs for the second quarter of 2003, in local currency, were (pound)16.4 million compared with (pound)15.4 million in 2002, an increase of (pound)1.0 million or 6.5%. In the six months ended June 30, 2003, compensation costs, in local currency, were (pound)32.4 million compared with (pound)30.9 million in 2002, an increase of (pound)1.5 million or 4.9%.

Other operating expenses, in local currency, were (pound)44.6 million in both the second quarter of 2002 and 2003. In the six months ended June 30, 2003, other operating costs in local currency, were (pound)91.0 million compared with (pound)88.1 million in 2002, an increase of (pound)2.9 million or 3.3%. The year over year increase in costs for the six months ended June 30, 2003 relates primarily to increased marketing activities in the first quarter.

Depreciation and amortization for the three and six months ended June 30, 2003 was (pound)4.1 million and (pound)8.0 million, respectively compared with (pound)4.4 million and (pound)9.0 million, respectively, in 2002.

Operating income in the second quarter of 2003 was $10.7 million compared with $14.5 million in 2002, a decrease of $3.8 million or 26.2%. Operating income in the six months ended June 30, 2003 was $34.6 million compared with $50.1 million in 2002, a decrease of $15.5 million or 30.9%. In local currency, operating income in the second quarter of 2003 was (pound)4.8 million and in the six months ended June 30, 2003 was (pound)14.7 million compared with (pound)6.5 million and (pound)22.3 million in 2002, decreases of (pound)1.7 million and (pound)7.6 million, respectively.

CANADIAN NEWSPAPER GROUP

Sales revenue in the second quarter of 2003 was $31.3 million compared with $29.3 million in 2002, an increase of $2.0 million or 6.8%. Sales revenue for the six months ended June 30, 2003 was $57.0 million compared with $54.0 million in 2002, an increase of $3.0 million or 5.6%. The operating income in the second quarter of 2003 was $0.6 million compared with $1.5 million in 2002, a decrease of $0.9 million. For the six months ended June 30, 2003 the operating loss was $2.2 million compared with an operating loss of $1.3 million in 2002. The results for the Canadian Newspaper Group include pension and post-retirement obligation expense of $1.9 million and $3.8 million respectively for the three and six months ended June 30, 2003 and $1.7 million and $3.6 million respectively for the same periods in 2002. These expenses are in respect of employee benefit costs of retired former employees of Southam Inc. and Hollinger L.P. for which the obligations were retained when the majority of the Canadian operations were sold to CanWest Global Communications Corp. ("Canwest") in 2000.

COMMUNITY GROUP

Sales revenue and operating income for the Community Group were $3.6 million and a loss of $1.9 million in the second quarter of 2003 compared with $6.0 million and a loss of $1.1 million in 2002. Sales revenue and operating income for the six months ended June 30, 2003 was $7.8 million and a loss of $3.8 million compared with $11.2 million and a loss of $2.9 million in 2002. The declines in sales revenue and the increases in operating losses are primarily attributable to the loss of business under a contract for the printing of a commercial telephone directory.

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION AND CASH FLOWS

The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows principally from International through dividends and other payments. International and the Company's other subsidiaries and affiliated companies are under no obligation to pay dividends. International's ability to pay dividends on its common stock may be limited as a result of its dependence on the receipt of dividends and other receipts primarily from Publishing. Publishing and its principal United States ("U.S.") and foreign subsidiaries are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends. Substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries have been pledged to the group's lenders. The Company's right to participate in the distribution of assets of any subsidiary or affiliated company upon liquidation or reorganization will be subject to the prior claims of the creditors of such subsidiary or affiliated company, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary or affiliated company.

On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its operating costs, including interest and dividends on its preference shares, and such shortfalls are expected to continue in the future. Accordingly, the company is dependent on the continuing financial support of RMI to fund such shortfalls and, therefore pay its liabilities as they fall due. Prior to March 10, 2003 such shortfalls were funded by RCL and RMI on an informal basis. On March 10, 2003, concurrent with the issue by the Company of US$120.0 million Senior Secured Notes, RMI entered into a support agreement with the Company. Under the agreement, RMI has agreed to make annual support payments in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without the issuance of additional shares of the Company) or subordinated debt. The annual support payments will be equal to the greater of (a) the Company's negative net cash flow (as defined) for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, or (b) US$14.0 million per year (less any payments of management services fees by International directly to the Company or NBI and any excess in the net dividend amount that the Company and NBI receive from International over US$4.65 million per year), in either case reduced by any permanent repayment of debt owing by RCL to the Company. Pursuant to this arrangement, RMI has made payments to the Company in respect of the period from March 10 to June 30, 2003 in the amount of US$6.2 million.

RMI currently derives all of its income and operating cash flow from the fees paid pursuant to services agreements with International and its subsidiaries. RMI's ability to provide the required financial support under the support agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those services agreements. The services agreements may be terminated by either party by giving 180 days notice. The fees in respect of the services agreements are negotiated annually with and approved by the audit committee of International. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately US$22.0 million to US$24.0 million and were approved in February 2003. The fees in respect of the periods after December 31, 2003 have not yet been negotiated or approved.

As described more fully in note 12 to the unaudited interim consolidated financial statements, a shareholder of International has requested that the Board of International investigate and, if determined to be advisable, take corrective action in respect of certain matters, including the payment of fees by International pursuant to management services agreements with RMI. Although the Board of International has established a special committee of the Board of Directors to conduct an independent review and investigation of the matters, the timing and outcome of the process and the impact on the Company and RMI is uncertain at this time. Under the terms of the Senior Secured Notes, if in any quarterly period after April 1, 2003, the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by International on its shares held by the Company and NBI, the Company would be in default under its Senior Secured Notes and they could become due and payable immediately.

Based on the Company's current investment in International and the current quarterly dividend paid by International of US$0.05 per share: (i) the minimum support payment required to be made by RMI to avoid a default under the terms of the Senior Secured Notes is approximately US$14.0 million annually and (ii) the Company estimates the support payment required by RMI to fund its negative net cash flow will approximate US$20.0 million for the twelve months ending June 30, 2004. This amount assumes payment by the Company of preference share dividends of approximately US$5.0 million which have yet to be considered by the Board of Directors and which depend on the Company having the ability under corporate law to pay such dividends. The Company's ongoing liquidity, on a non-consolidated basis, continues to depend to a large degree on support payments from RMI which in turn depends on fees received pursuant to its services agreements with International. If the Company does not receive support payments of a least US$15.0 million for the twelve months ending June 30, 2004, based on the above assumptions, then it will be required to dispose of assets or seek financing in order to meet its non-consolidated obligations as they fall due.

The Company is contemplating a variety of initiatives to address the potential matters referred to above, however at this time there can be no certainty that such initiatives will be completed.

On March 10, 2003, the Company repaid the amount due to RCL, made an advance to RCL and repaid all borrowings under its revolving credit facility and operating line of credit with the proceeds of its issuance of Senior Secured Notes. Currently, the Company does not have a line of credit. The Trust Indenture governing the Senior Secured Notes places certain limitations on the Company's ability to incur additional indebtedness and the ability to retract the Series II and III preference shares and the retractable common shares.

In addition, on March 10, 2003, RCL and RMI entered into a contribution agreement with the Company. The contribution agreement is not pledged to the trustee for the Senior Secured Notes, and holders of the Senior Secured Notes are not entitled to any rights thereunder. The contribution agreement sets out the manner in which RMI will make support payments to the Company as described above. RCL has guaranteed RMI's obligations under the contribution agreement and its obligation to make support payments to the Company under the support agreement. RCL's guarantee will not enure to the benefit of, or be enforceable by, the trustee for the Senior Secured Notes or holders of the Senior Secured Notes. The Company has pledged the benefit of this guarantee as security for its obligations under the indebtedness of NBI due to International. The contribution agreement will terminate upon the repayment in full of the Senior Secured Notes, the termination of the support agreement, or if the Company ceases to be a public company.

RETRACTABLE SHARES

The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. There is continuing uncertainty regarding the Company's future ability to complete retractions and redemptions of preference shares and retractable common shares. Dividends on the preference shares are not payable until declared by the Board of Directors which will take into account when dividends are considered from time to time, among other things, the support payments to be made to it by RMI. Under corporate law, the Company cannot redeem shares (either on a retraction or on the April 30, 2004 redemption date in the case of the Series III Preference Shares) or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Company is, or would after the payment be, unable to pay its liabilities as they become due. In such circumstances, shareholders do not become creditors of the Company and, in the case of shares submitted for retraction or in the case of the Series III Preference Shares to be redeemed on April 30, 2004, holders thereof remain as shareholders until such time as the retraction or redemption is able to be completed under applicable law. The Company's uncertain ability to make payments on future retractions and redemptions of shares or dividends on shares is due to the fact that liquidity of its assets is limited at present, given that substantially all of its shares of International common stock were provided as security for the Senior Secured Notes.

During the six months ended June 30, 2003, the Company was able to complete the retraction of 504,989 Series II preference shares for 232,293 shares of International Class A common stock, 300,000 Series II preference shares for cash consideration of $1,585,000 being the cash equivalent value of 0.46 of a share of Class A common stock of International for which each Series II preference share was exchangeable, at the time of retraction, 876,050 Series III preference shares for approximately $7.7 million in cash and 22,500 retractable common shares for cash of $124,000. This completed all retraction notices received up to and including April 30, 2003.

After careful deliberation, the Company has concluded that at the current time it is not able to complete the retractions of shares submitted after April 30, 2003 without unduly impairing its liquidity. Since April 30, 2003 and up to and including August 5, 2003, the Company has received retraction notices from holders of 3,680,193 Series III preference shares of which 1,387,139 retraction notices were subsequently withdrawn, leaving retraction notices from holders of 2,293,054 Series III preference shares for aggregate retraction proceeds of approximately $21.8 million which are unable to be completed at the current time. In addition, during the same time period, retraction notices were received from the holders of 401,712 Series II preference shares for aggregate retraction proceeds of 184,787 shares of International Class A common stock or cash of approximately $2.9 million, which are unable to be completed at the current time. Also, during the same time period, retraction notices were received from the holders of 318 retractable common shares for aggregate retraction proceeds of $1,000 which are unable to be completed at the current time.

Giving effect to the retractions completed as at August 5, 2003, there continues to be outstanding 3,775,990 Series II preference shares (exchangeable for 1,736,955 shares of Class A common stock of International), 9,271,175 Series III preference shares and 33,891,404 retractable common shares.

The Company's Series III preference shares have a fixed redemption date on April 30, 2004 for a cash payment of $10.00 per share plus any accrued and unpaid dividends to that date. The total cost to redeem all of the issued and outstanding Series III preference shares would be $92.7 million.

On April 21, 2003, the Company made an offer to exchange all of its Series III preference shares for newly issuable Series IV preference shares having comparable terms, except for a higher dividend rate (8% compared to 7% for the Series III preference shares) and a longer term to mandatory redemption (April 30, 2008 compared to April 30, 2004). On June 9, 2003, the Company announced that it was permitting the exchange offer to expire because holders of at least 5,000,000 of the Series III preference shares had not accepted the offer.

The Company will periodically review its liquidity position to determine if and when further retractions can be completed. The Company will not complete retractions or redemptions if to do so would unduly impair its liquidity. Retractions of Series II preference shares and Series III preference shares will be processed on a combined basis in the order determined by their retraction dates (with equal ranking of the series) in advance of any retractable common shares that are submitted for retraction. Following the satisfaction of all pending retractions of Series II preference shares and Series III preference shares, retractions of the retractable common shares will be processed in the order determined by their retraction dates. Accordingly, retractions of retractable common shares cannot be completed as long as there are pending and unsatisfied retractions of Series II preference shares and Series III preference shares.

RETRACTION PRICE OF RETRACTABLE COMMON SHARES OF HOLLINGER INC.

The retractable common shares of the Company have terms equivalent to regular common shares, except that they are retractable at any time by the holder for their retraction price in exchange for shares of the Company's holding of International Class A common stock of equivalent value. The Company has the right to settle the retraction price by cash payment. The retraction price determined each quarter (or, in certain specific cases more frequently) by the Company's Retraction Price Committee, is between 90% and 100% of the Company's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Company on its liquidation, dissolution or winding-up in respect of outstanding preference shares other than the retractable common shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale of all or substantially all of its assets, which, in the opinion of the Board, would not be refundable at such date, divided by the number of retractable common shares outstanding on such date.

Currently the Company and its wholly owned subsidiaries, which excludes International, have assets which consist principally of the investment in International together with other miscellaneous investments. The Company, as at August 5, 2003, directly and indirectly owned 11,256,538 shares of Class A common stock and 14,990,000 shares of Class B common stock of International with a then market value of approximately US$293.2 million. The Company's significant liabilities include US$120.0 million 11 7/8% Senior Secured Notes due 2011, Series II preference shares, which are exchangeable into 1,736,955 shares of International Class A common stock with a market value as at August 5, 2003 of approximately US$19.4 million and Series III preference shares which are redeemable on April 30, 2004 for an aggregate of $92.7 million. In addition, NBI, a wholly owned subsidiary of the Company, has a debt due to International of US$20.4 million which is subordinated to the Senior Secured Notes.

The retraction price of the retractable common shares during 2002 and 2003 was as follows:

                                                Per Retractable
                                                 Common Share
                                                ----------------
        January 10, 2002                            $ 7.50
        April 11, 2002                              $ 9.50
        July 9, 2002                                $ 7.50
        October 3, 2002                             $ 5.50
        January 7, 2003                             $ 5.50
        April 2, 2003                               $ 1.75
        July 12, 2003                               $ 3.75

The decline in the retraction price of the retractable common shares from $5.50 per share on January 7, 2003 to $3.75 per share on July 12, 2003 primarily results from the lower market price of shares of International Class A common stock and a strengthening of the Canadian dollar relative to the U.S. dollar.

Since, at the current time, the Company is unable to complete retractions in respect of retraction notices received for Series II and Series III preference shares, the Company is unable to complete any retraction notices received in respect of retractable common shares until all preference share retraction notices, received by the Company and not withdrawn, are completed.

Currently there are 33,891,404 retractable common shares issued and outstanding, of which 26,516,886 are held by RCL and its affiliates.

WORKING CAPITAL

Working capital consists of current assets less current liabilities. At June 30, 2003, working capital excluding the current portion of long-term debt obligations was a deficiency of $384.1 million compared to working capital, excluding the current portion of long-term debt obligations and the related funds held in escrow at December 31, 2002, which was a deficiency of $604.4 million. The decrease in the working capital deficiency is due to the refinancing of the Company's bank indebtedness and the repayment of the amount due to RCL with the proceeds of the issue of Senior Secured Notes. Current assets, excluding funds held in escrow, were $628.3 million at June 30, 2003 compared to $618.1 million at December 31, 2002. Current liabilities, excluding debt obligations, but including short-term bank indebtedness and retractable preference shares, were $1,012.4 million at June 30, 2003, compared with $1,222.5 million at December 31, 2002. Current liabilities, at June 30, 2003, include $118.1 million in respect of retractable preference shares. These retractable preference shares are included in current liabilities since they are retractable at any time at the option of the holder. Also included in current liabilities is approximately $500.9 million of income taxes that has primarily been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes but the effects of these strategies have not been reflected in the accounts. While the timing of the payment of such income taxes, if any, is uncertain, the Company does not expect any significant amounts to be paid in 2003.

LONG-TERM DEBT

Long-term debt, including the current portion, was $1,007.0 million at June 30, 2003 compared with $1,789.3 million at December 31, 2002.

Included in long-term debt at December 31, 2002 is $797.8 million in respect of Publishing's Senior Subordinated Notes due 2006 and 2007, which were retired in January 2003.

On March 10, 2003, the Company issued US$120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. The total net proceeds were used to repay the Company's revolving bank credit facility and bank operating line, repay amounts due to RCL and to make certain subordinated advances to RCL. The Senior Secured Notes are fully and unconditionally guaranteed by RMI and are secured by a first priority lien on 10,108,302 shares of International's Class A common stock and 14,990,000 shares of International's Class B common stock owned by the Company and NBI.

During the first six months of 2003, International retired US$504.9 million principal amount of Senior Subordinated Notes, repaid US$1.7 million of debt due under its Senior Credit Facility and reduced other debt by US$1.4 million. Under the terms of the Senior Credit Facility, Publishing is required to repay US$2.2 million of amounts advanced as term debt during the remainder of 2003.

Under the terms of Publishing's Senior Credit Facility and Publishing's 9% Senior Notes, International is subject to certain restrictive covenants. These covenants included certain leverage ratios and restrictions on the use of funds in certain circumstances. If International were to be in violation of the restrictive covenants, the debts could become due and payable on demand. At June 30, 2003, International was in compliance with all covenants under these agreements.

AMOUNT DUE TO INTERNATIONAL FROM NBI

The amount due to International at December 31, 2002, including accrued interest, totalled US$45.8 million. On March 10, 2003 International repurchased for cancellation, from NBI, 2,000,000 shares of Class A common stock of International at US$8.25 per share for total proceeds of US$16.5 million and redeemed, from NBI, pursuant to a redemption request, all of the 93,206 outstanding shares of Series E Redeemable Convertible Preferred Stock of International at the fixed redemption price of $146.63 per share. Proceeds from the repurchase and redemption were offset against the debt due to International from NBI, resulting in net outstanding debt due to International of approximately US$20.4 million as of March 10, 2003. The remaining debt of US$20.4 million was subordinated in right of payment to the 11 7/8% Senior Secured Notes due 2011 and the interest rate amended to 14.25% if paid in cash and 16.5% if paid in kind.

The debt due to International originated on July 11, 2000 and represented amounts loaned by International to NBI in connection with the cash purchase by the Company of Hollinger Canadian Publishing Holdings Inc. special shares. Following the receipt of an independent fairness opinion and a review by a committee of the Board of Directors of International, composed entirely of independent directors, of all aspects of the transaction relating to the changes in the debt arrangements with the Company and the subordination of this remaining debt, the committee approved the new debt arrangements.

International and the Company previously reported that the committee of independent directors of International referred to had agreed to a partial offset to the remaining US$20.4 million of debt against amounts owed by International to RMI, and further stated that the offset was effected April 30, 2003. Although management of International and the Company believed final approval had been given to the offset by the committee of independent directors of International, the committee has advised that final approval of any offset remains subject to appropriate due diligence and receipt of a further independent fairness opinion. The due diligence process has not yet been concluded and accordingly, the accompanying interim consolidated financial statements do not reflect the completion of the offset.

International is indebted to RMI as a consequence of the sale of NP Holdings Company ("NP Holdings") and its related tax losses to RMI on July 3, 2002. Prior to the sale, NP Holdings had no significant assets or liabilities except for its tax losses and an obligation to CanWest for $22.5 million. To structure NP Holdings such that it had no material net assets or liabilities except for its tax losses upon its sale to RMI, immediately prior to the sale International contributed $22.5 million as equity to NP Holdings and then borrowed that amount from NP Holdings by way of promissory note. As that note was offset by the CanWest obligation, NP Holdings had no net material assets or liabilities apart from its tax losses upon sale. Notwithstanding these transactions, International may have continuing direct exposure to CanWest in respect of the $22.5 million obligation.

As a result of an understanding that the partial offset had been completed on April 30, 2003, NBI did not pay interest on the full principal amount of the debt due to International and RCL did not make a payment of US$600,000 due on June 30, 2003 into a cash collateral account securing the debt. International is in discussions with NBI and RCL regarding these matters.

CASH FLOWS

Cash flows provided by operating activities for the three months ended June 30, 2003, were $55.2 million compared with $67.9 million in 2002. Excluding changes in working capital (other then cash), cash flows provided by operating activities were $45.1 million in 2003 and $36.2 million in 2002.

Cash flows used in operating activities for the six months ended June 30, 2003, were $32.8 million compared to cash flows provided by operating activities of $4.5 million in 2002. Excluding changes in working capital (other than cash), cash flows provided by operating activities were $15.2 million in 2003 and $3.2 million in 2002.

Cash flows used in financing activities in the three months ended June 30, 2003, were $43.8 million compared with $13.3 million in 2002. Included in cash flows used in financing activities in 2003 is $7.7 million paid on retraction of Series III preference shares and $12.2 million paid by International to purchase for cancellation one million shares of its own Class A common stock.

Cash flows provided by financing activities in the six months ended June 30, 2003, were $73.8 million and cash flows used in financing activities were $527.1 million in 2002. In 2003, International repaid $883.1 million of long-term debt from escrow deposits and restricted cash on hand at December 31, 2002 which was raised upon issuance of Publishing's Senior Notes and completion of Publishing's Senior Credit Facility. In 2002, the Company repaid US$291.3 million of long-term debt primarily from available cash balances. Long-term debt repayments as disclosed in the unaudited interim consolidated statements of cash flows include both principal repayments and premiums paid on extinguishment of debt. The cash flows used in financing activities in 2002 also included cash dividends paid of $9.6 million and dividends and distributions to minority interests in International and Hollinger L.P. of $20.6 million.

Cash flows provided by investment activities in the three months ended June 30, 2003, were $17.0 million compared with cash flows used in investing activities of $12.1 million in 2002.

Cash flows provided by investing activities in the six months ended June 30, 2003, were $9.0 million compared with cash flows provided by investing activities of $26.7 million in 2002. Cash flows provided by investing activities in 2003 included $32.4 million of proceeds on disposal of investments, which primarily represents the proceeds on redemption of part of International's investment in CanWest debentures. This was reduced by additions to investments of $11.2 million which primarily represents additional CanWest debentures received in payment of interest and $12.4 million of additions to fixed assets. The cash flows provided by investing activities in 2002 resulted primarily from the sale of two million Class A common shares of International in January 2002 and the sale of fixed assets offset by capital expenditures.

FOREIGN EXCHANGE RATE RISK

In 2001, International sold participations in $756.8 million principal amount of CanWest debentures to a special purpose trust ("Participation Trust") at an exchange rate of US$0.6482 to each Canadian dollar which translates into US$490.5 million. As a result of additional debentures received in respect of paid in kind interest and the May 11, 2003, Canwest redemption which resulted in a US$159.8 million delivery to the Participation Trust, at June 30, 2003, the liability to the Participation Trust is US$447.9 million and the corresponding CanWest debentures had a principal amount receivable of $691.1 million. A $0.05 change in the U.S. dollar to Canadian dollar exchange rate applied to the $691.1 million principal amount of the CanWest debentures at June 30, 2003 would result in a US$34.6 million ($46.9 million) change in the amount available for delivery to the Participation Trust by International.

In March 2003, the Company issued US$120.0 million Senior Secured Notes. A $0.05 change in the Canadian dollar to U.S. dollar exchange rate applied to the US$120.0 million principle amount of Senior Secured Notes would result in $6.0 million foreign exchange gain or loss.

HOLLINGER INTERNATIONAL SHARE PRICE

The Series II preference shares are exchangeable at the holder's option for 0.46 of a share of International's Class A common stock for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. The Series II preference shares represent a financial liability for accounting purposes of the Company and are recorded at their fair value, which will fluctuate with the market price of the International's Class A common stock. In 2002, such fluctuations had no impact on the Company's net earnings as deferred unrealized losses/gains were designated as a hedge of the Company's investment in International common shares. However, due to the March 2003 sale of International shares in settlement of amounts owing to International and the pledging of International shares under the Trust Indenture for the Company's Senior Secured Notes, the Series II preference shares could no longer be considered a hedge. As a result, beginning in 2003 the Series II preference shares were marked to market for fluctuations in International's share price and foreign exchange rates and previously unrealized deferred gains as at December 31, 2002 in the amount of $11,983,000 have been recognized in income in the first quarter of 2003. On June 30, 2003, the Series II preference shares were retractable into 1,736,955 shares of Class A common stock of International. Based on exchange rates as at June 30, 2003, each US$1.00 increase from the June 30, 2003 quoted market price of International's Class A common stock, would result in an unrealized pre-tax loss of $2.4 million which would be reflected as a charge against the Company's earnings.

CONSOLIDATED FINANCIAL POSITION

During the six months ended June 30, 2003, 22,500 retractable common shares were retracted for cash consideration of $124,000. In addition, 300,000 Series II preference shares were retracted for cash consideration of $1,585,000 being the cash equivalent value of 0.46 of a share of Class A common stock of International, for which each Series II preference share was exchangeable at the time of retraction. An additional 504,989 Series II preference shares were retracted in exchange for 232,293 shares of International Class A common stock. In addition, a total of 876,050 Series III preference shares were retracted for cash consideration of approximately $7.7 million.

As at June 30, 2003, the issued shares and outstanding options to purchase retractable common shares of the Company were as follows:

Preference shares              Retractable common shares              Options
---------------------          -------------------------              --------
3,775,990 Series II            33,891,404                             913,000
9,271,175 Series III


The retraction price of the outstanding retractable common shares of the Company as of July 12, 2003 was $3.75 per share.

DIVIDENDS

During the quarter ended June 30, 2003, the Company paid a stock dividend of
0.02961 per retractable common share (representing 15 cents based on the then current market price of $5.065) with an aggregate value of $4,937,000.

A stock dividend of 0.031915 per retractable common share (representing 15(cent) based on the then current market price of $5.70) has been declared payable on September 10, 2003, to holders of record on August 27, 2003.

SCHEDULE OF SEGMENTED CONSOLIDATED RESULTS

(NOT AUDITED)
--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)

                                                                            U.K.      CANADIAN     CORPORATE
                                             CHICAGO     COMMUNITY     NEWSPAPER     NEWSPAPER           AND      CONSOLIDATED
                                               GROUP         GROUP         GROUP         GROUP         OTHER             TOTAL
                                         --------------------------------------------------------------------------------------
                                                                 THREE MONTHS ENDED JUNE 30, 2003
                                         --------------------------------------------------------------------------------------
Sales revenue                              $ 161,931      $  3,610     $ 183,062      $ 31,299     $       6         $ 379,908
Cost of sales and expenses                   127,142         4,914       163,267        30,124        11,156           336,603
                                           ---------      --------     ---------      --------     ---------         ---------
Sales revenue less cost of sales
  and expenses                                34,789        (1,304)       19,795         1,175       (11,150)           43,305
Depreciation and amortization                  9,284           589         9,128           552         1,569            21,122
                                           ---------      --------     ---------      --------     ---------         ---------
Operating income (loss)                    $  25,505      $ (1,893)    $  10,667      $    623     $ (12,719)        $  22,183
                                           =========      ========     =========      ========     =========         =========



                                                                 THREE MONTHS ENDED JUNE 30, 2002
                                                                        (RESTATED - NOTE 3)
                                         --------------------------------------------------------------------------------------
Sales revenue                              $ 176,289      $  6,040     $ 192,129      $ 29,271     $       8         $ 403,737
Cost of sales and expenses                   145,939         6,474       167,476        27,381         9,668           356,938
                                           ---------      --------     ---------      --------     ---------         ---------
Sales revenue less cost of sales
  and expenses                                30,350          (434)       24,653         1,890        (9,660)           46,799
Depreciation and amortization                  9,624           621        10,105           431         1,060            21,841
                                           ---------      --------     ---------      --------     ---------         ---------
Operating income (loss)                    $  20,726      $ (1,055)    $  14,548      $  1,459     $ (10,720)        $  24,958
                                           =========      ========     =========      ========     =========         =========

SCHEDULE OF SEGMENTED EARNINGS

(NOT AUDITED)
--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)

                                                                              U.K.      CANADIAN     CORPORATE
                                             CHICAGO     COMMUNITY       NEWSPAPER     NEWSPAPER           AND      CONSOLIDATED
                                               GROUP         GROUP           GROUP         GROUP         OTHER             TOTAL
                                         ---------------------------------------------------------------------------------------
                                                                     SIX MONTHS ENDED JUNE 30, 2003
                                         ---------------------------------------------------------------------------------------

Sales revenue                              $ 321,891      $  7,752     $   397,285      $ 56,987     $      12       $   783,927
Cost of sales and expenses                   268,329        10,617         344,189        58,213        19,532           700,880
                                           ---------      --------     -----------      --------     ---------       -----------
Sales revenue less cost of sales
  and expenses                                53,562        (2,865)         53,096        (1,226)      (19,520)           83,047
Depreciation and amortization                 19,304           930          18,523         1,012         2,314            42,083
                                           ---------      --------     -----------      --------     ---------       -----------
Operating income (loss)                    $  34,258      $ (3,795)    $    34,573      $ (2,238)    $ (21,834)      $    40,964
                                           =========      ========     ===========      ========     =========       ===========
Total assets                               $ 729,938      $ 39,967     $ 1,005,248      $442,817     $ 347,049       $ 2,565,019
                                           =========      ========     ===========      ========     =========       ===========

Expenditures on capital assets             $   5,872      $    554     $     4,290      $  1,664     $      27       $    12,407
                                           =========      ========     ===========      ========     =========       ===========



                                                                    SIX MONTHS ENDED JUNE 30, 2002
                                                                          (RESTATED - NOTE 3)
                                         ---------------------------------------------------------------------------------------
Sales revenue                              $ 343,273      $ 11,182     $   404,352      $ 53,964     $      20       $   812,791
Cost of sales and expenses                   295,769        12,935         333,861        54,354        19,302           716,221
                                           ---------      --------     -----------      --------     ---------       -----------
Sales revenue less cost of sales
  and expenses                                47,504        (1,753)         70,491          (390)      (19,282)           96,570
Depreciation and amortization                 19,459         1,196          20,437           882         2,123            44,097
                                           ---------      --------     -----------      --------     ---------       -----------
Operating income (loss)                    $  28,045      $ (2,949)    $    50,054      $ (1,272)    $ (21,405)      $    52,473
                                           =========      ========     ===========      ========     =========       ===========
Total assets                               $ 836,121      $ 53,479     $ 1,156,917      $374,057     $ 321,670       $ 2,742,244
                                           =========      ========     ===========      ========     =========       ===========
Expenditures on capital assets             $  10,346      $  5,794     $     4,176      $  1,212     $      48       $    21,576
                                           =========      ========     ===========      ========     =========       ===========

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)

                                                                        JUNE 30     December 31
                                                                           2003            2002
                                                                   -----------      -----------
                                                                  (not audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents (note 11)                                $   212,387      $   188,852
Escrow deposits                                                             --          859,128
Accounts receivable (notes 13 and 14)                                  335,286          355,031
Amounts due from related parties (note 9)                               32,886           23,640
Prepaid expenses                                                        27,266           28,499
Inventory                                                               20,465           22,058
                                                                   -----------      -----------
                                                                       628,290        1,477,208

Investments                                                            171,630          210,145
Capital assets                                                         554,855          660,501
Goodwill                                                               812,673          913,327
Other intangible assets                                                152,924          185,143
Deferred financing costs and other assets                              244,647          193,537
                                                                   -----------      -----------
                                                                   $ 2,565,019      $ 3,639,861
                                                                   ===========      ===========
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness (note 6)                                         $        --      $    90,810
Accounts payable and accrued expenses                                  273,003          337,086
Amounts due to related parties (note 9)                                 52,326          103,295
Income taxes payable                                                   500,900          476,387
Deferred revenue                                                        68,096           67,612
Retractable preference shares (note 4)                                 118,075          135,299
Deferred unrealized gain on retractable preference shares                   --           11,983
Senior Subordinated Notes due 2006 to 2007                                  --          797,751
Current portion of long-term debt                                       14,741           16,800
                                                                   -----------      -----------
                                                                     1,027,141        2,037,023

LONG-TERM DEBT (note 7)                                                992,289          974,770
Future income taxes                                                    370,579          375,479
Other liabilities and deferred credits                                 115,380          130,648
                                                                   -----------      -----------
                                                                     2,505,389        3,517,920
                                                                   -----------      -----------
MINORITY INTEREST                                                      501,788          473,272
                                                                   -----------      -----------
SHAREHOLDERS' EQUITY
Capital stock (note 5)                                                 281,740          273,759
Contributed surplus (note 10a)                                           1,374               --
Deficit                                                               (582,199)        (605,145)
                                                                   -----------      -----------
                                                                      (299,085)        (331,386)
Equity adjustment from foreign currency translation                   (143,073)         (19,945)
                                                                   -----------      -----------
                                                                      (442,158)        (351,331)
                                                                   -----------      -----------
FUTURE OPERATIONS (note 2)                                         $ 2,565,019      $ 3,639,861
                                                                   ===========      ===========


See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(NOT AUDITED)
--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)


                                                         THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                JUNE 30                      JUNE 30
                                                       -----------------------      ------------------------
                                                         2003           2002          2003            2002
                                                       --------       --------      --------        --------
                                                                     (restated                     (restated
                                                                       note 3)                       note 3)
REVENUE
Sales                                                  $379,908       $403,737      $783,927        $812,791
Investment and other income                               7,232          6,040        13,637          15,686
                                                       --------       --------      --------        --------
                                                        387,140        409,777       797,564         828,477
                                                       --------       --------      --------        --------
EXPENSES
Cost of sales and expenses                              336,603        356,938       700,880         716,221
Depreciation and amortization                            21,122         21,841        42,083          44,097
Interest expense                                         17,734         27,006        45,968          62,624
                                                       --------       --------      --------        --------
                                                        375,459        405,785       788,931         822,942
                                                       --------       --------      --------        --------
NET LOSS IN EQUITY ACCOUNTED
   COMPANIES                                                (75)          (322)       (1,391)           (485)
                                                       --------       --------      --------        --------
NET FOREIGN CURRENCY GAINS (LOSSES)                      57,311          7,540       126,934          (4,950)
                                                       --------       --------      --------        --------
EARNINGS BEFORE THE UNDERNOTED                           68,917         11,210       134,176             100
Unusual items (note 8)                                   (2,888)        (1,519)      (37,227)        (41,356)
Income tax recovery (expense)                           (31,629)       (20,473)      (35,409)         13,819
Minority interest recovery (expense)                    (24,607)        (7,750)      (28,822)          7,741
                                                       --------       --------      --------        --------
NET EARNINGS (LOSS)                                    $  9,793       $(18,532)     $ 32,718        $(19,696)
                                                       ========       ========      ========        ========


                                                               (DOLLARS)                   (DOLLARS)
NET EARNING (LOSS) PER RETRACTABLE
   COMMON SHARE
Basic                                                  $   0.29       $  (0.58)     $   1.00        $  (0.62)
                                                       ========       ========      ========        ========
Diluted                                                $   0.29       $  (0.58)     $   1.00        $  (0.62)
                                                       ========       ========      ========        ========


See accompanying notes to interim consolidated financial statements.




CONSOLIDATED STATEMENTS OF DEFICIT

(NOT AUDITED)
--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)

                                                                              SIX MONTHS ENDED
                                                                                  JUNE 30
                                                                        ----------------------------
                                                                           2003              2002
                                                                        ---------          ---------
                                                                                       (restated note 3)
DEFICIT AT BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED                  $(605,145)         $(485,313)
Adjustment to deficit related to transitional impairment charge,
   net of minority interest (note 3b)                                          --            (12,071)
                                                                        ---------          ---------
Deficit at beginning of period, as restated                              (605,145)          (497,384)
Net earnings (loss) for the period, as restated                            32,718            (19,696)
Dividends - retractable common shares                                      (9,790)            (9,621)
Stock dividend costs                                                          (47)                --
Gain on retraction of retractable common shares                                65                 --
                                                                        ---------          ---------
DEFICIT AT END OF PERIOD                                                $(582,199)         $(526,701)
                                                                        =========          =========


See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(NOT AUDITED)
--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)



                                                       THREE MONTHS ENDED
                                                             JUNE 30
                                                    ----------------------------
                                                       2003               2002
                                                    ---------         ----------
                                                                     (restated
                                                                       note 3)
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings (loss)                                 $  9,793          $ (18,532)
Unusual items                                          2,888              1,519
Current income taxes related
  to unusual items                                      (965)            (1,497)
Items not involving cash:
  Depreciation and amortization                       21,122             21,841
  Future income taxes                                 34,800             40,318
  Net loss in equity accounted
    companies, net of dividends
    received                                              75                322
  Minority interest                                   24,607              6,136
  Non-cash interest income                            (2,825)            (2,246)
  Unrealized foreign exchange
    related to Hollinger
  Participation Trust                                (40,394)            (4,905)
  Other                                               (1,796)             3,147
                                                    --------           --------

CASH FLOW PROVIDED BY OPERATIONS                      47,305             46,103

Change in non-cash
  operating working capital                           10,093             31,702
Other costs                                           (2,178)            (9,893)
                                                    --------           --------
                                                      55,220             67,912
                                                    --------           --------
FINANCING
Redemption and cancellation of
  exchangeable shares                                 (7,673)                --
Issue of common shares
  of subsidiaries                                         --                585
Capital stock of subsidiary
  purchased for cancellation
  by subsidiary                                      (12,184)                --
Repayment of long-term debt                           (3,314)             1,558
Dividends                                               (147)            (4,811)
Dividends and distributions paid
  to minority interests                               (4,179)           (11,058)
Other                                                (16,266)               404
                                                    --------           --------
                                                     (43,763)           (13,322)
                                                    --------           --------

INVESTMENT
Proceeds on disposal of
  fixed assets                                           224                126
Additions of fixed assets                             (6,223)           (11,922)
Additions to investments                              (2,557)            (4,458)
Proceeds on disposal
  of investments                                      25,121                 33
Decrease in other assets                                 412              4,078
                                                    --------           --------
                                                      16,977            (12,143)
                                                    --------           --------
Effect of exchange rate
  changes on cash                                    (11,147)            (8,105)
                                                    --------           --------

INCREASE IN CASH POSITION                             17,287             34,342
CASH AT BEGINNING OF PERIOD                          195,100            266,679
                                                    --------           --------
CASH AT END OF PERIOD                               $212,387           $301,021
                                                    ========           ========

Supplemental disclosure of investing
  and financing activities
    Interest paid                                   $ 16,858           $  1,236
    Income taxes paid                               $  1,602           $  1,509


See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(NOT AUDITED)
--------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)

                                                         SIX MONTHS ENDED
                                                              JUNE 30
                                                    ----------------------------
                                                       2003               2002
                                                    ---------         ----------
                                                                     (restated
                                                                       note 3)
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings (loss)                               $   32,718          $ (19,696)
Unusual items                                         37,227             41,356
Current income taxes related
  to unusual items                                      (180)             1,469
Items not involving cash:
  Depreciation and amortization                       42,083             44,097
  Future income taxes                                 18,297            (13,898)
  Net loss in equity accounted
    companies, net of dividends
    received                                           1,391                485
  Minority interest                                   28,822            (11,445)
  Non-cash interest income                            (5,328)            (4,229)
  Unrealized foreign exchange
    related to Hollinger
  Participation Trust                               (108,523)             5,956
  Other                                                3,072              6,527
                                                  ----------          ---------

CASH FLOW PROVIDED BY OPERATIONS                      49,579             50,622

Change in non-cash
  operating working capital                          (47,984)             1,318
Other costs                                          (34,374)           (47,472)
                                                  ----------          ---------
                                                     (32,779)             4,468
                                                  ----------          ---------
FINANCING
Redemption and cancellation of
  exchangeable shares                                 (9,258)               (93)
Issue of common shares
  of subsidiaries                                         --              1,283
Capital stock of subsidiary
  purchased for cancellation
  by subsidiary                                      (12,184)                --
Repayment of long-term debt                         (883,094)          (498,222)
Proceeds from issuance of Senior
  Secured Notes                                      176,340                 --
Escrow deposits and restricted cash                  848,364                 --
Dividends                                             (1,791)            (9,621)
Dividends and distributions paid
  to minority interests                               (8,798)           (20,621)
Other                                                (35,828)               129
                                                  ----------          ---------
                                                      73,751           (527,145)
                                                  ----------          ---------

INVESTMENT
Proceeds on disposal of
  fixed assets                                           352             16,074
Additions of fixed assets                            (12,407)           (21,576)
Additions to investments                             (11,209)           (13,870)
Proceeds on disposal
  of investments                                      32,397              2,488
(Increase) decrease in other assets                      (93)             4,926
Proceeds on sale of
  investment in subsidiary                                --             38,638
                                                  ----------          ---------
                                                       9,040             26,680
                                                  ----------          ---------
Effect of exchange rate
  changes on cash                                    (26,477)            (9,329)
                                                  ----------          ---------

INCREASE (DECREASE) IN CASH POSITION                  23,535           (505,326)
CASH AT BEGINNING OF PERIOD                          188,852            806,347
                                                  ----------          ---------
CASH AT END OF PERIOD                             $  212,387          $ 301,021
                                                  ==========          =========

Supplemental disclosure of investing
  and financing activities
    Interest paid                                 $   79,942          $  61,970
    Income taxes paid                             $    3,577          $   6,585


See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(not audited)

1.    BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of Hollinger Inc., its subsidiaries, other controlled entities and its pro rata share of assets, liabilities, revenues and expenses of joint ventures and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All intercompany transactions and balances are eliminated on consolidation. In the opinion of management, all adjustments (consisting of normal recurring adjustments) for fair presentation have been included for periods presented.

The unaudited interim disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002.

2.    FUTURE OPERATIONS

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP using a basis of presentation which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows from its Canadian and foreign subsidiaries through dividends, management fees and other payments. On a non-consolidated basis during 2002, and for the six months ended June 30, 2003, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares and such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of Ravelston Management Inc. ("RMI") to fund such shortfalls and, therefore, pay its liabilities as they fall due. RMI is a wholly owned subsidiary of The Ravelston Corporation Limited ("RCL"), the Company's ultimate parent company.

On March 10, 2003, the date of issue by the Company of US$120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011 ("Senior Secured Notes"), RMI entered into a Support Agreement with the Company. Under the agreement, RMI has agreed to make annual support payments in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without receiving any shares of the Company) or subordinated debt. The amount of the annual support payments will be equal to the greater of (a) the non-consolidated negative net cash flow of the Company (which does not extend to outlays for retractions and redemptions) or (b) US$14.0 million per year (less any future payments of services agreements fees directly to the Company or to any of the Company's wholly owned restricted subsidiaries, as they are defined in the indenture governing the Company's Senior Secured Notes, and any excess in the net dividend amount received by the Company and 504468 N.B. Inc. ("NBI") on the shares of Hollinger International Inc. ("International") that the Company and NBI own that is over US$4.65 million per year), in either case, as reduced by any permanent repayment of debt owing by RCL to the Company. Initially, the support amount to be contributed by RMI is expected to be satisfied through the permanent repayment by RCL of its approximate $16.4 million of advances from the Company resulting from the use of proceeds of the Company's issue of Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company without receiving any additional shares of the Company, except that, to the extent that the support payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes, which mature in 2011. Pursuant to this arrangement, RMI has made payments to the Company in respect of the period March 10 to June 30, 2003 in the amount of US$6.2 million.

RMI currently derives all of its income and operating cash flow from the fees paid pursuant to services agreements with International and its subsidiaries. RMI's ability to provide the required financial support under the support agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those services agreements. The services agreements may be terminated by either party by giving 180 days notice. The fees in respect of the services agreements are negotiated annually with and approved by the audit committee of International. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately US$22.0 million to US$24.0 million and were approved in February 2003. The fees in respect of the periods after December 31, 2003 have not yet been negotiated or approved. As described more fully in note 12, a shareholder of International has requested the Board of Directors of International investigate and, if determined to be advisable, take corrective action in respect of certain matters, including the payment of fees by International pursuant to management services agreements with RMI. Although the Board of International has established a special committee of the Board to conduct an independent review and investigation of the matters, the timing and outcome of the process and the impact on the Company and RMI is uncertain at this time. Under the terms of the Senior Secured Notes, if in any quarterly period after April 1, 2003 the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by International on its shares held by the Company and NBI, the Company would be in default under its Senior Secured Notes and they could become due and payable immediately.

Based on the Company's current investment in International and the current quarterly dividend paid by International of US$0.05 per share: (i) the minimum support payment required to be made by RMI to avoid a default under the terms of the Senior Secured Notes is approximately US$14.0 million annually and (ii) the Company estimates the support payment required by RMI to fund its negative net cash flow will approximate US$20.0 million for the twelve months ending June 30, 2004. This amount assumes payment by the Company of preference share dividends of approximately US$5.0 million which have yet to be considered by the Board of Directors and which depend on the Company having the ability under corporate law to pay such dividends. The Company's ongoing liquidity on a non-consolidated basis continues to depend to a large degree on support payments from RMI which in turn depends on fees received pursuant to its services agreements with International. If the Company does not receive support payments of a least US$15.0 million for the twelve months ending June 30, 2004, based on the above assumptions, then it will be required to dispose of assets or seek financing in order to meet its non-consolidated obligations as they fall due.

The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares each of which is retractable at the option of the holder. On retraction, the Series II preference shares are exchangeable into a fixed number of shares of the Company's Class A common stock of International or at the Company's option, cash of equivalent value. The Series III preference shares are retractable at the option of the holder for a cash payment of $9.50 per share. The retractable common shares are retractable at any time at the option of the holder at their retraction price (which is fixed from time to time) in exchange for the Company's shares of International Class A common stock of equivalent value or, at the Company's option, cash. There is continuing uncertainty regarding the Company's future ability to complete retractions and redemptions of preference shares and retractable common shares. Dividends on the preference shares are not payable until declared by the Board of Directors which will take into account when dividends are considered from time to time, among other things, the support payments to be made to it by RMI. Under corporate law, the Company cannot redeem shares (either on a retraction or on the April 30, 2004 redemption date in the case of the Series III Preference Shares) or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Company is, or would after the payment be, unable to pay its liabilities as they become due. In such circumstances, shareholders do not become creditors of the Company and, in the case of shares submitted for retraction or in the case of the Series III Preference Shares to be redeemed on April 30, 2004, holders thereof remain as shareholders until such time as the retraction or redemption is able to be completed under applicable law. As of August 5, 2003, there are retraction notices from holders of 2,293,054 Series III preference shares, 401,712 Series II preference shares and 318 retractable common shares each of which are unable to be completed at the current time.

The Company's uncertain ability to make payments on future retractions and redemptions of shares or dividends on shares is due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of International common stock were provided as security for the Senior Secured Notes.

The Company is contemplating a variety of initiatives to address the potential matters referred to above, however at this time there can be no certainty that such initiatives will be completed.

3.    RESTATEMENT OF 2002 QUARTERLY RESULTS

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements except that, in the first and second quarters of 2002, the Company has restated the unaudited interim consolidated financial statements as described below.

a) Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062") and certain transitional provisions of CICA Handbook Section 1581, "Business Combinations" ("Section 1581").

      All of the Company's operations are owned through International and substantially all of the Company's goodwill and intangible assets are reflected in the accounts of International. Upon initial adoption on January 1, 2002 of the new accounting standards for goodwill and other intangible assets, International classified $186,780,000 of advertiser and subscriber relationship intangible assets as goodwill. Also on initial adoption on January 1, 2002, the Company made a similar reclassification to goodwill of such amounts, which had been included within circulation for the Chicago Group. However, based on the consensus reached by the U.S. Emerging Issues Task Force in Issue No. 02-17, "Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination" and a comment made by the U.S. Securities and Exchange Commission in their review of International's results for the nine months ended September 30, 2002, International has subsequently concluded that its advertiser and subscriber relationship intangible assets do meet the criteria for recognition apart from goodwill under the U.S. Financial Accounting Standard Board's Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142") (which is substantially consistent with CICA Handbook Section 3062). Therefore, in the accounts of both International and the Company, the advertiser and subscriber relationship intangible assets were reclassified from goodwill to identifiable intangible assets during the fourth quarter of 2002 and continue to be amortized over their 30-year useful lives. Accordingly, the financial statements for the three months and six months ended June 30, 2002 have been restated. For the three month period ended June 30, 2002, amortization expense was increased by approximately $1,788,000, income tax recovery was increased by approximately $715,000, minority interest reduced by $727,000 and net loss was increased by $346,000 to reflect the adjustment to amortization and related effects to income tax and minority interest. For the six month period ended June 30, 2002, amortization expense was increased by $3,576,000, income tax recovery was increased by approximately $1,430,000, minority interest reduced by $1,454,000 and net loss was increased by $692,000. This adjustment was reflected in the December 31, 2002 financial statements.

b) In connection with the Section 3062 transitional impairment evaluation, the Company was required to assess whether goodwill was impaired as of January 1, 2002. The fair values of the Company's reporting units were determined primarily using a multiple of maintainable normalized cash earnings. As a result of this transitional impairment test, and based on the methodology adopted, the Company determined that the carrying amount of the Jerusalem Post was in excess of the estimated fair value at January 1, 2002. Accordingly, the value of goodwill attributable to the Jerusalem Post of $32.0 million was written down in its entirety. Such loss, net of related minority interest amounted to $12.1 million and has been recorded as a charge to the opening deficit as at January 1, 2002. In accordance with Section 3062, the opening deficit for the six months ended June 30, 2002 has been restated to reflect this adjustment.

c) Foreign exchange gains totalling $5,997,000 realized on the substantial liquidation of the Canadian operations were not previously recognized as at March 31, 2002, however the gains were recognized in the three months ended December 31, 2002. As a result, the financial statements for the six months ended June 30, 2002 have been restated to reduce foreign exchange losses by $5,997,000 and increase minority interest expense by $4,012,000 with a net decrease in the net loss for the period of $1,985,000.

4.    RETRACTABLE PREFERENCE SHARES

                                                              JUNE 30, 2003      December 31, 2002
--------------------------------------------------------------------------------------------------
3,775,990 Series II preference shares (2002, 4,580,979)           $  25,363              $  33,827
--------------------------------------------------------------------------------------------------
9,271,175 Series III preference shares (2002, 10,147,225)            92,712                101,472
--------------------------------------------------------------------------------------------------
                                                                  $ 118,075              $ 135,299
--------------------------------------------------------------------------------------------------

a) The Series II preference shares are exchangeable at the holder's option for 0.46 of a share of International's Class A common stock for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. The Series II preference shares represent a financial liability of the Company and are recorded at their fair value, which will fluctuate with the market price of shares of International's Class A common stock. In 2002, such fluctuations had no impact on the Company's net earnings as unrealized losses/gains deferred on the Series II preference shares were designated as a hedge of the Company's investment in shares of International's Class A common stock. However, due to the March 2003 sale of International shares, in settlement of amounts owing to International and the pledging of International shares under the Trust Indenture for the Company's Senior Secured Notes, the Series II preference shares no longer qualify for hedge accounting. As a result, commencing in 2003 the Series II preference shares are marked to market for fluctuations in International's share price and foreign exchange rates and unrealized deferred losses in the amount of $7,552,000 in the second quarter of 2003 and net gains of $12,397,000 as at June 30, 2003 have been recognized in unusual items.

b) During the six month period ended June 30, 2003, 300,000 Series II preference shares were retracted for cash consideration of $1,585,000 being the cash equivalent value of 0.46 of a share of Class A common stock of International, for which they were exchangeable, at the time of retraction. In addition, 504,989 Series II preference shares were retracted in exchange for 232,293 shares of International Class A common stock.

c) During the six month period ended June 30, 2003, a total of 876,050 Series III preference shares were retracted for cash consideration of approximately $7.7 million.

5.    CAPITAL STOCK

                                                              JUNE 30, 2003      December 31, 2002
--------------------------------------------------------------------------------------------------
Issued and fully paid

Preference shares

3,775,990 Series II (2002, 4,580,979)                             $      --            $       --

9,271,175 Series III (2002, 10,147,225)                                  --                    --

Retractable common shares 33,891,404 (2002, 32,352,047)             281,740               273,759
--------------------------------------------------------------------------------------------------
                                                                  $ 281,740            $  273,759
--------------------------------------------------------------------------------------------------

a) In the first quarter of 2003, the Company paid a stock dividend of 10 cents per retractable common share, resulting in 587,639 retractable common shares being issued with an aggregate value of $3,235,000 (based on the then current market price of $5.50 per share), with a corresponding amount booked to dividends paid.

      In the second quarter of 2003, the Company paid a stock dividend of 15 cents per retractable common share, resulting in 974,218 retractable common shares being issued with an aggregate value of $4,937,000 (based on the then current market price of $5.065 per share), with a corresponding amount booked to dividends paid.

b) During the six month period ended June 30, 2003, 22,500 retractable common shares were retracted for cash consideration of $124,000.

c) The Company uses the fair value based method to account for all stock based payments made to non-employees, including employees of RCL and RMI, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. For all other stock based compensation, the Company uses the settlement method of accounting, whereby cash received on the exercise of stock options is recorded as capital stock.

      Had the Company determined compensation expense based on the "fair value" method at the grant date for stock options granted to employees, consistent with the method prescribed under CICA Handbook Section 3870, the Company's net earnings (loss) for the periods and earnings (loss) per share would have been reported as the pro forma amounts indicated below. This compensation expense takes into account all options granted by the Company and International, including those granted prior to January 1, 2002. The fair value of the options is amortized over the vesting period.

                                                 THREE MONTHS       Three months          SIX MONTHS             Six months
(in thousands of dollars,                               ENDED              ended               ENDED                  ended
except per share amounts)                       JUNE 30, 2003      June 30, 2002       JUNE 30, 2003          June 30, 2002
---------------------------------------------------------------------------------------------------------------------------
Net earnings (loss), as reported                $       9,793      $     (18,532)      $      32,718          $     (19,696)
Stock-based compensation expense -
  Hollinger Inc.                                           --                (18)                 --                    (36)
Stock-based compensation expense -
  Hollinger International Inc.                           (659)              (985)             (1,417)                (2,016)
---------------------------------------------------------------------------------------------------------------------------
Pro forma net earnings (loss)                   $       9,134      $     (19,535)      $      31,301          $     (21,748)
---------------------------------------------------------------------------------------------------------------------------
Net earning (loss) per share:
  As reported                                   $        0.29      $       (0.58)      $        1.00          $       (0.62)
  Effect of stock-based
    compensation expense                                (0.02)             (0.03)              (0.04)                 (0.06)
---------------------------------------------------------------------------------------------------------------------------
Pro forma basic
  net earnings (loss) per share                 $        0.27      $       (0.61)      $        0.96          $       (0.68)
---------------------------------------------------------------------------------------------------------------------------

Diluted net earnings (loss) per share,
  as reported                                   $        0.29      $       (0.58)      $        1.00         $        (0.62)

Pro forma diluted net earnings (loss)
  per share                                     $        0.27      $       (0.61)      $        0.96         $        (0.68)
---------------------------------------------------------------------------------------------------------------------------

      The fair value of each International stock option granted during the six month period ended June 30, 2003 and 2002 was estimated on the date of grant for pro forma disclosure purposes using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the six month period ended June 30, 2003 and 2002, respectively: dividend yield of 1.89% and 3.6%, expected volatility of 87.2% and 68.3%, risk-free interest rates of 4.25% and 4.5% and expected lives of 10 years. Weighted average fair value of options granted by International during 2003 and 2002 was $10.04 (US$6.65) and $9.01 (US$5.65), respectively. There were no new options granted in the second quarter of 2003.

6.    BANK INDEBTEDNESS

At December 31, 2002, the Company had a bank operating line which provided for up to $10.0 million of borrowings and a revolving bank credit facility which provided for up to $80.8 million of borrowings. The outstanding amounts were repaid on March 10, 2003 with part of the proceeds from the issue of the Senior Secured Notes and the related credit facilities terminated, as discussed in note 7 below.

7.    LONG-TERM DEBT

On March 10, 2003, the Company issued US$120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011 ("Senior Secured Notes"). These notes are secured by 10,108,302 shares of International Class A common stock and all 14,990,000 shares of International Class B common stock. The Senior Secured Notes are fully and unconditionally guaranteed by RMI. The net proceeds of approximately $167.1 million were used to repay $90.8 million of bank indebtedness, repay $48.8 million due to RCL, to advance a subordinated loan of $16.4 million to RCL and for general corporate purposes.

On December 23, 2002, Hollinger International Publishing Inc. ("Publishing") completed an offering for 9% Senior Notes due 2010 ("Senior Notes") in the face amount of $300.0 million as well as the closing of a Senior Credit Facility under which US$265.0 million was advanced under the term loan provisions of that facility. Proceeds from the 9% Senior Notes and the Senior Credit Facility were used in part to repay the US$504.9 million due under Publishing's 9.25% Senior Subordinated Notes due 2006 and 2007. Publishing gave notice of redemption to the holders of the Senior Subordinated Notes on December 23, 2002 and retired the Notes in January 2003. Accordingly, the Senior Subordinated Notes remained outstanding as a current liability as of December 31, 2002 with the related financing proceeds held in escrow at that date. Premiums on early redemption totalled $30.3 million (US$19.7 million) and the write off of related deferred financing charges totalled $27.1 million (US$17.6 million). These amounts have been disclosed as unusual items in 2003.

During the first six months of 2003, International retired US$504.9 million principal amount of Senior Subordinated Notes, repaid US$1.7 million of debt due under its Senior Credit Facility and reduced other debt by US$1.4 million. Under the terms of the Senior Credit Facility, Publishing is required to repay US$2.2 million of amounts advanced as term debt during the remainder of 2003.

Under the terms of Publishing's new Senior Credit Facility and Senior Notes, International is subject to certain restrictive covenants. These covenants include certain leverage ratios and restrictions on the use of funds in certain circumstances. If International were to be in violation of the restrictive covenants, the debts could become due and payable on demand. At June 30, 2003, International was in compliance with all covenants under these agreements.

8.    UNUSUAL ITEMS

                                                   THREE MONTHS       Three months          SIX MONTHS            Six months
                                                          ENDED              ended               ENDED                 ended
                                                  JUNE 30, 2003      June 30, 2002       JUNE 30, 2003         June 30, 2002
----------------------------------------------------------------------------------------------------------------------------
Gain on sale of interest in
  International                                   $         511      $       3,127       $       4,507         $      18,795
Net gain on the sale of investments                       3,561                 --               2,614                    --
Premium and write-off of unamortized
  deferred finance costs on retirement
  of long-term debt                                          --             (1,146)            (57,423)              (56,287)
New Chicago plant pre-operating costs                        --               (144)                 --                  (382)
Write-off of investments                                     --               (234)                 --                (2,349)
Foreign exchange loss on substantial
  liquidation of investment in Canadian
  Newspaper Group                                            --                 --                  --                (4,381)
Unrealized gain (loss) on the mark to market
  of the Series II preference shares                     (7,552)                --               12,397                   --
Other costs                                                 592             (3,122)                 678                3,248
----------------------------------------------------------------------------------------------------------------------------
Total                                             $      (2,888)      $     (1,519)      $      (37,227)      $      (41,356)
============================================================================================================================

9.    AMOUNTS DUE FROM/TO RELATED PARTIES

Amounts due from related parties includes the following:

                                                                                     JUNE 30, 2003      December 31, 2002
----------------------------------------------------------------------------------------------------------------------------
Subordinated advances due from RCL to the Company                                        $   8,387         $           --
Due from RCL to subsidiaries of International                                               24,499                 23,640
----------------------------------------------------------------------------------------------------------------------------
                                                                                         $  32,886         $       23,640
============================================================================================================================

Amounts due to related parties includes the following:

                                                                                     JUNE 30, 2003      December 31, 2002
----------------------------------------------------------------------------------------------------------------------------
Due to RCL by the Company                                                                $      --         $       46,089
Due to RCL by subsidiaries of the Company                                                      542                  7,632
Due to RCL by subsidiaries of International                                                 29,284                 27,074
Due to RMI by a subsidiary of International                                                 22,500                 22,500
----------------------------------------------------------------------------------------------------------------------------
                                                                                         $  52,326         $      103,295
============================================================================================================================

Included in amounts due to related parties at December 31, 2002 was $46.1 million due to RCL including accrued interest. The amount due to RCL at March 10, 2003, which included further advances to the Company and accrued interest, totalled $48.8 million. This amount was repaid on March 10, 2003 with part of the proceeds of the issue of Senior Secured Notes, and a further $16.4 million was advanced to RCL on a subordinated basis. At June 30, 2003, the amount due from RCL, which is being reduced by amounts advanced to the Company under the Support Agreement, was $6.2 million.

As at June 30, 2003, a subsidiary of International owed RMI $22.5 million in connection with the assumption by RMI of a liability of

$22.5 million owing to CanWest Global Communications Corp. ("CanWest"). This resulted from the purchase in 2002 of NP Holdings Company ("NP Holdings"), by RMI.

10.   RELATED PARTY TRANSACTIONS

a) On March 10, 2003, prior to the issue of Senior Secured Notes, NBI sold its shares of Class A common stock and Series E redeemable preferred stock of International to RMI. Such shares were in turn sold back to NBI from RMI at the same price with a resulting increase in the tax basis of the shares of International and a taxable gain to RMI. As the exchange of the International shares with RMI represents a transfer between companies under common control, NBI has recorded in 2003, contributed surplus of approximately $1.4 million, being the tax benefit associated with the increase in the tax value of the shares of International.

b) On March 10, 2003, International repurchased shares of its Class A common stock and redeemed shares of Series E preferred stock from NBI and has revised certain debt arrangements it had in place with NBI. These transactions were completed in conjunction with the Company closing the private placement of Senior Secured Notes.

Contemporaneously with the closing of the issue of Senior Secured Notes,
International:

(i) repurchased for cancellation, from NBI, 2,000,000 shares of Class A common stock of International at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million); and

(ii) redeemed, from NBI, pursuant to a redemption request, all of the 93,206 outstanding shares of Series E redeemable convertible preferred stock of International at the fixed redemption price of $146.63 per share being a total of $13.6 million (US$9.3 million).

The dilution gain on this effective sale which amounted to $4.0 million has been recorded as an unusual item in the first quarter of 2003.

Proceeds from the repurchase and redemption were offset against debt due to International from NBI, resulting in net outstanding debt due to International of approximately $29.9 million (US$20.4 million) as of March 10, 2003. The debt bears interest at 14.25% or, if paid in additional notes, 16.5% and is subordinated to the Company's Senior Secured Notes (so long as the Notes are outstanding), guaranteed by RCL, secured by certain assets of RCL and by a pledge of the Company's contribution agreement with RCL.

The debt due to International from NBI originated on July 11, 2000 and represented amounts loaned by International to NBI in connection with the cash purchase by the Company of Hollinger Canadian Publishing Holdings Inc. special shares. Following the receipt of an independent fairness opinion and a review by a committee of the Board of Directors of International, composed entirely of independent directors, of all aspects of the transaction relating to the changes in the debt arrangements with the Company and the subordination of this remaining debt, the committee approved the new debt arrangements.

The Company and International previously reported that the committee of independent directors of International referred to, had agreed to a partial offset to the remaining US$20.4 million of debt against amounts owed by International to RMI, a subsidiary of RCL, and further stated that the offset was effected April 30, 2003. Although management of International and the Company believed final approval had been given to the offset by the committee of independent directors of International, the committee has advised that final approval of any offset remains subject to appropriate due diligence and receipt of a further independent fairness opinion. The due diligence process has not yet been concluded and accordingly, the accompanying unaudited interim consolidated financial statements do not reflect the completion of the offset.

International is indebted to RMI as a consequence of the sale of NP Holdings and its related tax losses to RMI on July 3, 2002. Prior to the sale, NP Holdings had no significant assets or liabilities except for its tax losses and an obligation to CanWest for $22.5 million. To structure NP Holdings such that it had no material net assets or liabilities except for its tax losses upon its sale to RMI, immediately prior to the sale International contributed $22.5 million as equity to NP Holdings and then borrowed that amount from NP Holdings by way of promissory note. As that note was offset in amount by the CanWest obligation, NP Holdings had no net material assets or liabilities apart from its tax losses upon sale. Notwithstanding these transactions, International may have continuing direct exposure to CanWest in respect of the $22.5 million obligation.

As a result of an understanding that the partial offset had been completed on April 30, 2003, NBI did not pay interest on the full principal amount of the debt due to International and RCL did not make a payment of US$600,000 due on June 30, 2003 into a cash collateral account with International securing the debt. International is in discussions with the Company and RCL regarding these matters.

c) During the first quarter of 2003, International made an investment of US$2.5 million in a limited liability company in which a director of International is a principal and has a minority interest. The funds invested are to be used for a subsequent investment in a venture capital limited partnership.

11.   REDEMPTION OF CANWEST DEBENTURES

On May 11, 2003, 3815668 Canada Inc. (the issuer of the 12 1/8% Subordinated Debentures due 2010 received by International and Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P.") in partial consideration on the sale of certain Canadian newspaper operations to CanWest in November 2000) redeemed $265.0 million principle amount of the debentures. Of the total proceeds received, US$159.8 million relates to debentures for which participations were sold to a special purpose trust ("Participation Trust") and has been paid to the Participation Trust. The balance of US$27.6 million was retained by International and Hollinger L.P. in respect of their interest in the debentures, a portion of which it is unable to transfer to an unaffiliated third party until November 4, 2010. Of the proceeds retained by International and Hollinger L.P., an estimated $26.8 million (US$19.8 million) is restricted cash under the terms of the participation arrangements and unavailable for general corporate purposes at the present time.

12.   INVESTMENT IN HOLLINGER INTERNATIONAL INC.

a) On May 19, 2003, a shareholder of International filed a Schedule 13D with the U.S. Securities and Exchange Commission (the "SEC") and, amongst other things, served a demand letter on the Board of Directors of International (the "Board") requesting that the Board investigate and, if determined to be advisable, take corrective action in respect of payments made to senior executives of International and to RCL in respect of non-competition agreements as previously disclosed in International's and the Company's financial statements. On June 11, 2003, the same shareholder filed an Amendment to the Schedule 13D with the SEC reiterating the earlier demands as well as requesting that the Board investigate and, if determined to be advisable, take corrective action in respect of (i) an asset sale by International to an entity affiliated with certain officers and directors of International, and (ii) the payment of fees by International pursuant to various affiliated management services agreements including fees paid to RMI. On June 17, 2003, in response to these requests, the Board established a special committee of the Board of Directors to conduct an independent review and investigation of those concerns. The special committee's review and investigation are continuing. The timing and outcome of this process is uncertain. The potential impact of the demand letters and special committee process on the financial statements of International and the Company and on RCL and RMI can not now be precisely calculated but the costs of the process are estimated at between US$6.0 million and US$8.0 million of increased expenses in the current year. Increased expenses related to higher director and officer insurance premiums, legal and other costs incurred in connection with the special committee's review and investigation will be reflected in the third and subsequent quarters.

b) On May 22, 2003, International and the Company announced that they had reached an agreement in principle whereby the Company would sell some of its holding of International's Class A shares to Southeastern Asset Management Inc. ("Southeastern"), and would seek certain phased changes in voting rights of International's Class B shares over five years. There were also, prior and subsequent to May 22, 2003, tentative agreements on the optimal scale of management fees, Southeastern nominations to International's Board of Directors, and on certain other matters, including possible consideration to the Company for varying the super-voting rights that attach to International's Class B shares. These discussions have evolved substantially but in a manner generally consistent with what was announced May 22, 2003. As a result of publicity accorded these discussions and International's affairs generally, other entities have initiated conversations on matters related to the subjects of Southeastern discussions. All of these conversations are in progress, but it is impossible at this time to foretell whether they will reach an executable agreement, or what the nature of such an agreement might be.

13.   ACCOUNTS RECEIVABLE

Reflected in the Company's unaudited interim consolidated financial statements are amounts receivable from and payable to CanWest. These amounts are composed of several items, including closing adjustments arising from the sale of Canadian newspaper properties to a subsidiary of CanWest on November 16, 2000 and debenture interest receivable from a subsidiary of CanWest. Certain amounts, particularly some relating to closing adjustments and totalling $63.5 million (US$46.8 million), are currently in dispute and are to be resolved with CanWest. Inability to resolve disagreements of amounts owing may result in matters being referred to arbitration or formal court adjudication. Adjustments to amounts due from or to CanWest as a consequence of negotiation or otherwise may be material and will be recorded as a component of net gains (losses) on sales of publishing interest included in unusual items.

14.   SHARE PURCHASE LOANS

In response to the 1998 issuer bid, all options held by executives were exercised. As at June 30, 2003, included in accounts receivable is $5,857,000 (December 31,2002 - $5,782,000) due from executives, which bears interest at the prime rate plus 1/2% and is due on demand. The receivables are secured by a pledge of the shares held by the executives which have a fair market value of $5,909,000 as at June 30, 2003.

In 1999, executive-controlled companies received loans from the Company and invested in units of Hollinger L.P. As at June 30, 2003, included in accounts receivable is $383,000 (December 31, 2002 - $373,000) due from these companies, which bears interest at the prime rate plus 1/2% and is due on demand. The receivables are secured by a pledge of the units held in Hollinger L.P. which have a fair market value of $51,000 as at June 30, 2003.

15.   GUARANTEES

Effective January 1, 2003, the Company adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees. AcG-14 provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees.

Senior Secured Notes

In connection with the issuance of Senior Secured Notes, the Company and certain of its subsidiaries have agreed to indemnify the initial purchaser of the notes against any losses or damages resulting from inaccuracy of financial statements, environmental matters, taxes and compliance with Securities Act. The Company and its subsidiaries also indemnified the Noteholders against any related tax liabilities arising from payments made with respect to the Notes, except taxes on Noteholder's income. These indemnifications generally extend for the term of the Senior Secured Notes and do not provide for any limit on the maximum potential liability.

The Company is unable to estimate the maximum potential liability for these types of indemnifications as the Senior Secured Notes indenture and related purchase agreement do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the unaudited interim consolidated financial statements with respect to these indemnifications and the Company is unable to estimate amounts due for withholding taxes, if any, at this time. Any such amounts will increase the future effective cost of borrowing.

Property Leases

A subsidiary of the Company has agreed to indemnify lessors of its operating leases against liabilities, damages, costs, claims and actions resulting from damaged property, violations of any lease covenants or any accident or injury occurring on the leased premises.

The Company is unable to estimate the maximum exposure for these types of indemnifications as the operating leases do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the unaudited interim consolidated financial statements with respect to these indemnifications.

Joint Ventures

The Telegraph Group Limited ("Telegraph") has guaranteed the printing joint venture partners' share of equipment leasing obligations to third parties, which amounted to approximately $282,000 ((pound)126,000) at June 30, 2003. These obligations are guaranteed jointly and severally by each joint venture partner.

Land leased by the Telegraph under a Head Lease under which the property is held until July 2183 has been sublet to West Ferry Printers, one of the Telegraph's printing joint ventures. The sublease is for a term of 34 years from 1987. Although the sublease has been consented to by the landlord, it has not released the Telegraph from its obligation under the lease and accordingly, the Telegraph is contingently liable for performance by West Ferry Printers. Annual rents under the lease are based on a percentage of immoveable assets, currently (pound)600,000 per year.

Pursuant to a joint venture agreement in the United Kingdom, the Telegraph has agreed to guarantee up to (pound)0.5 million, if required, in connection with borrowing by the joint venture. To date, the joint venture has made no request for the supporting guarantee.

Pursuant to the West Ferry joint venture agreement, the Telegraph has a commitment to fund 50% of the obligation under West Ferry's defined benefit plan.

Dispositions

In connection with certain dispositions of assets and/or businesses, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events occurring prior to sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification guarantees typically extend for a number of years or in some cases extend indefinitely.

The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying interim consolidated financial statements with respect to these indemnification guarantees. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Credit Facilities

Under Publishing's Senior Credit Facility, International has agreed to indemnify its lenders under that facility against certain costs or losses resulting from changes in laws and regulations which would increase the lenders' costs or reduce the rate of return otherwise available to them in respect of the loans to International. International has further agreed to indemnify certain lenders against existing loans to the extent that such loans impose an obligation for withholding tax or similar charge on interest, should such tax or charge not be recoverable by the lenders. These indemnifications generally extend for the term of the credit facilities and do not provide for any limit on the maximum potential liability.

International is unable to estimate the maximum potential liability for these types of indemnifications as the credit agreements do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time.

No amount has been accrued in the accompanying unaudited interim consolidated financial statements with respect to these indemnifications. International is unable to estimate amounts due for withholding taxes at this time. Any such amounts will increase the future effective cost of borrowing.

Publishing has indemnified the lenders and their affiliates from and against all losses as a result of any obligations of any of the borrowers and guarantors under its Senior Credit Facility.

Participation Trust

In connection with the participation agreement International and Hollinger L.P. have agreed to indemnify the Participation Trust and its trustee, in the event the participation agreement entitles the issuer to fail to make payments with respect to the debentures. Although the indemnity has not been capped, the Company estimates the liability is limited to the amount of participation interests sold, totalling US$490.5 million, plus accrued interest and any further debentures received as paid-in-kind interest less debentures redeemed by CanWest.

Other

The Company licenses some of the content it publishes for use by third parties. In doing so, the Company warrants that it is entitled to license that content and indemnifies the licensee against claims against improper use. The number or quantum of such claims cannot be reasonably estimated. Historically, claims of this nature have not been significant.

In special circumstances, the Company's newspaper operations may engage freelance reporters to cover stories in locales that carry a high risk of personal injury or death. The Telegraph has engaged a number of journalists and photographers to report from the Middle East. As a term of their engagement, the Telegraph has agreed to provide a death benefit, the uninsured exposure of which is no longer significant.

TRANSFER AGENTS AND REGISTRARS

Retractable Common Shares and Series II and III Preference Shares:

Computershare Trust Company of Canada, Toronto

TRUSTEE

11 7/8% Senior Secured Notes due 2011 Wachovia Trust Company, National Association Wilmington, Delaware, U.S.A.

STOCK EXCHANGE LISTINGS

The Retractable Common Shares are listed on The Toronto Stock Exchange (stock symbol HLG.C)

The Series II and III Preference Shares are listed on The Toronto Stock Exchange (stock symbols HLG.PR.B and HLG.PR.C, respectively).

INVESTOR INFORMATION

Holders of the Company's securities and other interested parties seeking information about the Company should communicate with the Vice-President and Chief Financial Officer, at 10 Toronto Street, Toronto, Ontario M5C 2B7, Tel
(416) 363-8721, Fax (416) 364-0832.

INFORMATION RELATING TO THE COMPANY'S SECURITIES

For information relating to Retractable Common Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with:

Computershare Trust Company of Canada Tel:
(514) 982-7270 or 1-800-564-6253
(toll free in Canada and U.S.)
Fax: (416) 263-9394 or 1-888-453-0330
e-mail: caregistryinfo@computershare.com

For information relating to 11 7/8% Senior Secured Notes due 2011, please communicate with:

Wachovia Trust Company, National Association
Tel: (302) 888-1137 or 1-800-275-3862
(toll free in Canada and U.S.)
Fax: (302) 888-7544
E-mail: mary.m.mccracken@wachovia.com

MAJOR ELECTRONIC WEB SITES

Hollinger International      http://www.hollinger.com

Telegraph                    http://www.telegraph.co.uk

                             http://www.dailytelegraph.com

                             http://www.sundaytelegraph.com

                             http://www.spectator.com

                             http://www.handbag.com

Chicago Sun-Times            http://www.suntimes.com

Chicago Network              http://www.chicago-news.com

Jerusalem Post               http://jpost.co.il




                                 HOLLINGER INC.

                  10 Toronto Street, Toronto, Ontario, M5C 2B7
                  General Enquiries: Telephone (416) 363-8721
                              Fax: (416) 364-2088